UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

June 17, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Comtech Telecommunications Corp.

File No. 000-07928 - CF# 24144

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Comtech Telecommunications Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10(n) to a Form 10-K filed on September 23, 2009. Comtech Telecommunications Corp. amended its application and refiled Exhibit 10(n) with fewer redactions as Exhibit 10.2 to a Form 10-Q filed on March 3, 2010. Comtech Telecommunications Corp. also filed an amended Form 10-K on May 10, 2010 to incorporate Exhibit 10(n) by reference to Exhibit 10.2 to the Form 10-Q filed on March 3, 2010.

Based on representations by Comtech Telecommunications Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10(n) to a Form 10-K filed September 23, 2009   until June 24, 2014
Exhibit 10.2 to a Form 10-Q filed March 3, 2010   until June 24, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel